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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                (AMENDMENT NO. 1)

                          CAPSTEAD MORTGAGE CORPORATION
                                (Name of Issuer)

                          CAPSTEAD MORTGAGE CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  (14067E 10 0)
                      (CUSIP Number of Class of Securities)

                                ANDREW F. JACOBS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          CAPSTEAD MORTGAGE CORPORATION
                    8401 NORTH CENTRAL EXPRESSWAY, SUITE 800
                               DALLAS, TEXAS 75225
                                 (214) 874-2323
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of the Person
                              Filing the Statement)

                                    Copy to:
                                  DAVID BARBOUR
                             ANDREWS & KURTH L.L.P.
                          1717 MAIN STREET, SUITE 3700
                               DALLAS, TEXAS 75201
                                 (214) 659-4400


                                DECEMBER 9, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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      This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule
13E-4, originally filed with the Securities and Exchange Commission on December 9, 1999 (the "Schedule 13E-4"), relates to the offer by Capstead Mortgage Corporation, a Maryland corporation ("Capstead"), to purchase up to 10,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.01 per share (the "Common Stock") at a purchase price of $4.55 per share, net to the seller in cash, without interest thereon, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 of Schedule 13E-4 is hereby amended and supplemented to add the following exhibit:

(a)(9)   Form of Summary Advertisement dated December 16, 1999.



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                                       CAPSTEAD MORTGAGE CORPORATION



                                       By: /s/ ANDREW F. JACOBS
                                          -------------------------------------
                                          Andrew F. Jacobs
                                          Executive Vice President and Chief
                                           Financial Officer



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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(9)            Form of Summary Advertisement dated December 16, 1999.